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Meeting Information	
Company:	**CRYO-CELL INTERNATIONAL, INC.**
Ticker:	CCEL
CUSIP:	228895108
Meeting type:	Annual
Meeting date:	07/10/12
Record date:	06/18/12

Corporate Governance	
Overall Rating:	C+
Voting process:	B
Board independence:	B-
Board skills:	B+
Financial performance:	C+
Disclosure/controls:	B+

Corporate Governance Comments

NOTE THAT THE AGENDA ITEMS AND RECOMMENDATIONS PROVIDED IN THIS REPORT PERTAIN TO THE AGENDA ON THE GOLD PROXY CARD PROVIDED BY THE DISSIDENTS. WE RECOMMEND VOTING THE GOLD PROXY CARD.

This company earns our corporate governance rating of "C+"

Proposals

Proposal 1 – "Election of Directors"
To elect directors for the ensuing year. One slate, six nominees.

Proposal 2 – "Ratification of Appointment of Independent Public Accountants"
To ratify the appointment of Grant Thornton LLP to serve as Cryo-Cell's independent public accountants for the fiscal year ending November 30, 2012.

Proposal 3 – "Approval of the Company's 2012 Equity Incentive Plan"
To approve the 2012 Equity Incentive Plan.

Recommendations

We recommend that clients holdings shares of CRYO-CELL INTERNATIONAL, INC. vote:

Proposal	Egan-Jones Recommendation	Management Recommendation
Proposal 1 Election of Directors	**FOR, WITH EXCEPTION OF** Messrs Warren Hoeffler, Gary D. Weinhouse, Michael W. Cho, Michael D.	**FOR**

	Coffee amd Ajay Badlani.	
Proposal 2 Ratification of Appointment of Independent Public Accountants	**FOR**	**FOR**
Proposal 3 Approval of the Company's 2012 Equity Incentive Plan	**AGAINST**	**FOR**

Considerations and Recommendations:

Proposal 1 - "Election of Directors"

NOTE THAT THE AGENDA ITEMS AND RECOMMENDATIONS PROVIDED IN THIS REPORT PERTAIN TO THE AGENDA ON THE GOLD PROXY CARD PROVIDED BY THE DISSIDENTS. WE RECOMMEND VOTING THE GOLD PROXY CARD.

Proxy Contest

Ki Yong Choi, the owner of record of 42,600 shares of the common stock of Cryo-Cell International, Inc. (the "Company") and the beneficial owner of an additional 2,143,968 shares of the Company's common stock, representing approximately 19.56% of the Company's outstanding common stock submitted to the Company a solicitation of proxies for the election of its slate of nominees at the 2012 annual meeting of shareholder. Mr. Choi and the other participants is seeking majority representation on the Board of Directors of the Company (the "Board") because they believe that substantial change is warranted on the Board and at the Company. Mr. Choi is seeking six (6) seats on the Company's Board of Directors to ensure that the Company is run in the interests, and for the benefit, of the shareholders, the true owners of the Company. The Board is currently composed of six (6) directors. On the other hand, the Company has nominated six (6) directors for election at the Annual Meeting. As of the record date, there were 11,180,458 shares outstanding.

PARTICIPANTS IN SOLICITATION OF PROXIES

Cryo-Cell International, Inc. engages in cellular processing and cryogenic cellular storage, with a focus on the collection and preservation of umbilical cord (U-Cord) blood stem cells for family use. Its Menstrual Stem Cell technology allows women to store their own menstrual stem cells, which regenerative capabilities as stem cells from umbilical cord blood or bone marrow. The company offers menstrual stem cell service to capture self-renewing stem cells, and processes and cryopreserves them for cellular therapies and potential treatment of various life threatening diseases, such as to stroke, heart disease, diabetes, neurodegenerative diseases, and ischemic wounds. Its services also include reproductive tissue storage service, which includes storage of embryos, oocyctes, and sperm; and cord tissue service, which stores a section of the umbilical cord tissue for use in regenerative medicine research of potential therapies for various conditions, including heart disease, stroke, multiple sclerosis, and diabetes. The company markets its cord blood stem cell preservation services directly to expectant parents, as well as by distributing information through obstetricians, pediatricians, Lamaze instructors and other childbirth educators, certified nurse-midwives, and other related healthcare professionals. It stores approximately 240,000 cord blood stem cell specimens worldwide. The company holds research and development agreement with Saneron CCEL Therapeutics, Inc. to collaborate on research utilizing the company?s menstrual stem cell technology in pre-clinical models for certain neurological diseases and disorders. Cryo-Cell International, Inc. was founded in 1989 and is headquartered in Oldsmar, Florida.

Ki Yong Choi, the owner of record of 42,600 shares of the common stock of Cryo-Cell International, Inc. (the "Company") and the beneficial owner of an additional 2,143,968 shares of the Company's common stock, representing approximately 19.56% of the Company's outstanding common stock submitted to the Company a solicitation of proxies for the election of its slate of nominees at the 2012 annual meeting of shareholder. Under applicable regulations of the SEC, each of the Dissidents' Nominees is deemed to be a "participant" in Mr. Choi's

solicitation of proxies. None of the Dissidents' Nominees or any of their respective "associates" has any arrangement or understanding with any person with respect to future employment or future transactions with the Company. There are no arrangements between any Dissidents' Nominee and any other person, pursuant to which any person is to be selected as such. There is no family relationship between Dissidents' Nominees, except that Mr. Choi and Dr. Cho are brothers-in-law. No Dissidents' Nominee or other Participant has any current plans to engage in any transactions with the Company.

The table below sets forth each Dissident's Nominee's beneficial ownership of the Company's common stock as of June 21, 2012. Other than common stock, no Nominee beneficially owns any securities of the Company.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock
Ki Yong Choi (1)	2,186,568	19.56%
Gary Weinhouse	—	—
Michael W. Cho	14,166	(2)
Warren Hoeffler	—	—
Michael Coffee	—	—
Ajay Badlani	—	—

(1) Mr. Choi is the owner of record of 42,600 shares of the common stock and the beneficial owner of 2,143,968 shares of common stock, which are made up of 1,910,496 shares held by Mr. Choi in a brokerage account and 233,472 shares held by Mr. Choi, along with his spouse Laura H. Choi, as co-trustees of the TR U/A DTD 7/27/01 FBO Ki Yong Choi Trust (a/k/a the Choi Family Living Trust). The address of the Choi Family Living Trust is 36 Great Circle Drive, Mill Valley, California 94941.

(2) Less than 1%.

None of the Nominees have bought or sold the Company's securities in open market transactions during the past two years. On November 25, 2011, Mr. Choi exercised options to purchase 42,500 shares of the Company's common stock and Dr. Cho exercised options to purchase 14,166 shares of the Company's common stock.

BACKGROUND TO THE SOLICITATION

Between May 2005 and July 2007, Mr. Choi, an entrepreneur and an investor with a keen interest in biomedical sciences, purchased 1,557,069 shares of the Company's common stock at a cost of approximately $3.98 million. Following his investment in July 2007, Mr. Choi engaged in discussions with the Company's management concerning a position for himself and a nominee of his choice to the Company's six-person Board of Directors. As a result of that negotiation, from March 2008 through August 2011, Mr. Choi served on the Company's Board. Following his appointment to the Board, Mr. Choi became frustrated with what he perceived as a tendency by the remaining members of the Board to approve without question decisions regarding the management of the Company made by the then Chief Executive Officer. Therefore, on May 9, 2011, Mr. Choi gave notice to the Company that he intended to nominate certain individuals for election to the Board. Due to the fact that Mr. Choi's stock was not owned of record, but was instead held in his brokerage account, the Company deemed his notice to be defective and prevented Mr. Choi from having his nominees considered for election as directors. At that meeting, a group consisting of David I. Portnoy, Mark L. Portnoy, Jonathan H. Wheeler, M.D., George Gaines, Harold D. Berger, Partner Community, Inc., uTIPu Inc., Mayim Investment Limited Partnership, Jamie H. Zidell, Deborah Portnoy, Lynne Portnoy, Gilbert Portnoy, Capital Asset Fund #1 Limited Partnership and Charles W. Northcutt, Jr. (the "Dissenters") succeeded in challenging the Company's nominations to the Board of Directors and in obtaining stockholder approval of the five persons nominated by the Dissenters.

Communications between the Participants and the Dissenters/Current Board

From the time the Dissenter's took office on August 25, 2011 until May 30, 2012, there were no material discussions or other communications between the Participants and the Dissenters.

On May 30, 2012, Mr. Choi delivered notice to the Company of his nomination of the Nominees for election as directors at the Annual Meeting.

On June 6, 2012, Mr. Choi delivered a letter to the Company, pursuant to Section 220 of the Delaware General Corporation Law ("DGCL"), demanding that the Company provide to Mr. Choi, within five business days, the Company's stockholder lists and other records related to ownership of the Company's outstanding securities, as required by Section 220 of the DGCL.

On June 8, 2012, Mr. Choi received a letter from David Portnoy, in his capacity as Chairman and co-Chief Executive Officer of the Company, confirming that (1) the Company's board of directors is currently comprised of six directorships and no vacancies; (2) the Company's bylaws attached as Exhibit 3.1 to its Form 8-K filed March 10, 2008 are in effect as of the date of the letter and no action has been taken by the board to amend such bylaws; and (3) Mr. Choi's nominations were made timely in compliance with the Company's bylaws with respect to the advance notice requirements of business to be brought before the Annual Meeting and nominations of directors by record stockholders.

On June 12, 2012, counsel for Mr. Choi delivered a letter to the Company concerning the Company's disclosure, pursuant to its Form 8-K filed June 7, 2012, that the Company's board of directors has increased the number of shares of Company common stock that management is authorized to repurchase from one million to three million shares (the "Repurchase Plan"). The letter demanded that the Company immediately cease and desist from performing any acts relating to the implementation of the Repurchase Plan and file a new 8-K announcing the withdrawal of the Repurchase Plan.

On June 14, 2012, Mr. Choi received a letter from David Portnoy, in his capacity as Chairman and Co-Chief Executive Officer of the Company, suggesting that he and Mr. Choi speak in the near future. The letter also stated, "We would like to reach an accommodation by offering you two board seats to avoid the disruption and cost that a proxy contest will involve."

On June 14, 2012, counsel for Mr. Choi delivered a letter to the Company advising the Company that because it had failed to respond to Mr. Choi's demand for the Company stockholder lists within five business days, that the Company is in violation of DGCL Section 220, and that Mr. Choi is prepared to file suit in the Delaware Chancery Court to compel the Company's cooperation.

On June 15, 2012, counsel for Mr. Choi received a letter from counsel for the Company asserting that the Dissenters had disclosed in their proxy materials filed August 17, 2011 that a repurchase plan would be "foremost" among the initiatives the board would take if elected. The letter also asserted that since the Company's announcement of the Repurchase Plan, the Company had not repurchased any shares and that any repurchase from the date of the letter forward would not be settled prior to the Record Date and therefore would not affect the base of stockholders entitled to vote at the Annual Meeting.

On June 15, 2012, counsel for Mr. Choi received a letter from counsel for the Company indicating that the Company had received Mr. Choi's June 6, 2012 letter seeking stockholder list information pursuant to Delaware General Corporation Law § 220. Counsel for the Company indicated that the Company would provide the list of record holders as of the record date, but would not provide a list of non-objecting beneficial owners since the Company did not intend to obtain such a list.

On June 19, 2012, counsel for Mr. Choi sent a letter to counsel for the Company noting the passing of the record date and requesting the immediate transfer of the stockholder list information that had been requested on June 6, 2012.

On June 20, 2012, counsel for Mr. Choi received a letter from counsel for the Company transmitting a confidentiality agreement for execution by Mr. Choi.

Continuing Deficiencies in Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company disclosed in its Quarterly Report on Form 10-Q for the quarter ended February 29, 2012 that the Company's disclosure controls and procedures and internal control over financial reporting remain ineffective. Mr. Choi believes that these persistent deficiencies in the Company's disclosure controls and procedures and internal control over financial reporting have contributed to the stagnation of stockholder value.

COST AND METHOD OF SOLICITATION

The solicitation of proxies pursuant to the Proxy Statement made by Mr. Choi and the other Participants in this solicitation may be solicited by mail, fax, telephone, telegraph, email, other Internet media, in person and by advertisements. The expenses of preparing, printing and distributing the Dissident's Proxy Statement and the accompanying form of proxy and the cost of soliciting proxies will be borne by Mr Choi. Such expenses are estimated to be approximately $150,000, of which approximately $51,000 have been incurred as of June 21, 2012. Copies of soliciting materials will be furnished to banks, brokerage houses and other custodians, nominees and fiduciaries for forwarding to the beneficial owners of shares of common stock for whom they hold shares, and Mr. Choi will reimburse them for their reasonable out-of-pocket expenses in connection therewith. Mr. Choi has also retained Alliance Advisors, LLC to assist it in the solicitation of proxies. Alliance Advisors, LLC will solicit proxies on behalf of Mr. Choi from individuals, brokers, bank nominees and other institutional holders in the same manner described above. Alliance Advisors, LLC will receive a fee not in excess of $28,000 for its services to Mr. Choi for the solicitation of the proxies and will be reimbursed for certain expenses. Mr. Choi has also agreed to indemnify Alliance Advisors, LLC against certain claims. Approximately 20 persons will be employed by Alliance Advisors, LLC to solicit stockholders. Mr. Choi intends to seek, without the vote of the holders of the common stock, reimbursement from the Company, to the extent permitted by law, for expenses incurred in connection with his proxy solicitation.

Proxies made by the management (the Company) are being solicited on behalf of the Board of Directors. In addition to soliciting by mail, certain of its directors, director nominees and executive officers may solicit proxies in person, by telephone or by electronic means, including utilizing the Company's website, www.cryo-cell.com, to post the Company's proxy materials and additional soliciting materials, if any. Additionally, the Company intends to allow for shareholders to vote via the Internet pursuant to instructions set forth on the accompanying proxy card. Directors, director nominees and executive officers will not be specifically compensated for soliciting proxies, but may be reimbursed expenses that they incur in connection with solicitation of proxies. Brokerage houses and other custodians, nominees and fiduciaries may be requested to forward soliciting material to the beneficial owners of stock, in which case they will upon request be reimbursed for their expenses in doing so. The Company has retained the services of Phoenix Advisory Partners, LLC ("Phoenix"), a professional proxy solicitation firm, to aid in the solicitation of proxies. Phoenix may solicit proxies in person, by mail, by telephone and by electronic communications. Phoenix will be paid a customary fee for its services, estimated at $10,000, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. In addition, we expect to pay additional fees to Phoenix ranging from $10,000 to $20,000 as a result of the proxy solicitation being conducted by Mr. Choi for his slate of director nominees at the meeting. Our aggregate expenses, including those of Phoenix, related to our solicitation of proxies in excess of those normally spent for an annual meeting as a result of the Mr. Choi's nomination of directors, excluding salaries and wages of our executive officers, are expected to be approximately $100,000, of which approximately $5,000 has been spent to date.

KI YONG CHOI or the DISSIDENT'S POSITION (GOLD PROXY CARD)

Mr. Choi, is soliciting shareholder support to elect the Dissident's Nominees at the Annual Meeting because they believe the proposed slate for the election of the members of the Board are not acting, and will continue to not act, in the best interests of the shareholders with respect to the business and future strategic direction of the Company. As the Company's largest shareholder, Mr. Choi has little confidence in the ability of the new members of the Board to take the steps necessary to protect shareholders' interests and enhance shareholder value.

Mr. Choi is seeking shareholder support to elect six directors to the board of directors of Cryo-Cell International, Inc. under its GOLD proxy card. Mr. Choi, who also served as a member of the Company's Board of Directors,

believes that at this vitally important moment, the choice is clear: his six highly-qualified nominees are the right choice to lead the Company into the future and maximize value for all shareholders. In fact, the Dissenter's 2011 proxy statement promised to seek to eliminate any and all unnecessary costs expended by the Company, reduce executive cash compensation, increase revenues, and to work diligently and intelligently to increase the value of all stockholders' investments in the Company. In Mr. Choi's opinion, as indicated below, the Dissenters have failed to achieve these stated goals:

Did not Reduce Executive Cash Compensation. The Company now has "co-Chief Executive Officers", Mr. David Portnoy and his brother, Mr. Mark Portnoy. Pursuant to their employment agreements, David Portnoy's cash compensation is $225,000 and Mark Portnoy's cash compensation is $200,000. In the 2010 fiscal year Mercedes Walton, the Company's prior Chief Executive Officer, was paid cash compensation of $371,108 and in the 2009 fiscal year her cash compensation was $348,100. The combined salaries paid to Messrs. Portnoy exceed these amounts by over $50,000, not including the expenses associated with providing benefits to two executives rather than one. Furthermore, according to David Portnoy's employment agreement, the Company is required to pay "reasonable commuting expenses" so that he can commute between his home in Miami, Florida and the Company's headquarters in Tampa, Florida while Mark Portnoy's employment agreement requires the Company to pay relocation expenses so that he can relocate his primary residence to Tampa, Florida.

Declining Revenues rather than an Increase. Since the Dissenters took office on August 25, 2011, revenues have declined. Specifically, during the quarter ended February 29, 2012, revenues declined 6.6% as compared to the quarter ended February 28, 2011 and declined approximately 5.8% as compared to the final quarter of the last fiscal year ended November 30, 2011. Moreover, revenues for the quarter ended February 29, 2012 were even 5.2% lower than the revenues for the quarter ended August 31, 2011, which was the lowest revenue quarter that the Company had over the four quarters preceding the quarter ended February 29, 2011.

Stagnant Value of Stockholders' Investments in the Company rather than an Increase. The Company's common stock has experienced significant volatility since August 25, 2011. Nevertheless, for any stockholder who has held shares since that date, the value of those shares has stagnated overall. Specifically, on August 25, 2011, the date of the last annual meeting when the Dissenters took office, the last trade of the Company's common stock was at $2.35. On June 12, 2012, the last trade of the Company's common stock was at $2.35. By that measure, the Dissenters have not increased stockholder value.

Increasing Costs and Expenses; Depletion of Cash Reserves. Costs and expenses have increased by approximately 12.4% for the quarter ended February 29, 2012 as compared to the quarter ended February 28, 2011. Moreover, on August 31, 2011 the Company had a total of $6,875,490 in cash and marketable securities, but on February 29, 2012 that number had decreased to $4,320,073, a decrease of $2,555,417. Of this amount, $2.3 million was spent on buying out the Asset Purchase Agreement with Bio-Stor, which management says will result in savings of approximately $400,000 per year. However, on June 7, 2012, the Company disclosed in a Current Report on Form 8-K that the Current Board had increased the number of shares of the Company's outstanding common stock that management is authorized to repurchase from 1 million to 3 million. Mr. Choi believes that embarking on this program could use up all of the Company's cash. The Current Board also approved a payment of $528,000 to the Portnoy Group as reimbursement for legal fees and expenses related to an action filed by David Portnoy to force a special election in which the Portnoys ultimately lost their proxy campaign in 2007 and for the proxy contest waged in 2011. The payment made to the Portnoy Group as reimbursement for legal fees and expenses related to the action filed by David Portnoy in connection with his failed proxy contest were paid to him, even though the Delaware Chancery Court specifically denied Mr. Portnoy's request for reimbursement. (See Portnoy v. Cryo-Cell International, Inc. decided by the Delaware Court of Chancery on January 15, 2008.) Mr. Choi believes that, for a small company like Cryo-Cell, cash reserves are critical to operations and growth. Mr. Choi believes that the Dissenters' historical use of the Company's cash, and its authorization to triple the size of the stock repurchase program, is short-sighted and shows a lack of good judgment.

Mr. Choi believes that the Company has incurred unnecessary expenses in being required to pay salaries and benefits for two Chief Executive Officers instead of one and as a result of the Board's practice of granting stock options and other incentives that are not performance based. If elected, the Nominees intend to immediately begin recruiting <u>one</u> Chief Executive Officer who is qualified and has experience relevant to the position. The Nominees intend to engage a recruiting search firm to identify qualified candidates. Until a suitable Chief Executive Officer is found, the Nominees intend to appoint Dr. Warren Hoeffler, one of the Nominees, as the interim Chief Executive

Officer. Dr. Hoeffler is the founder and Chief Executive Officer of Xgene Corporation, a life sciences consulting firm. The Nominees, if elected, also intend to stop the practice of granting stock options and other incentives that are not performance based. Finally, if elected, the Nominees plan to evaluate alternate uses of cash for research and development and to consider the acquisition of other stem cell banks, although they have not taken any steps in furtherance of such plans.

Continuing Deficiencies in Disclosure Controls and Procedures and Internal Control Over Financial Reporting. The Company disclosed in its Quarterly Report on Form 10-Q for the quarter ended February 29, 2012 that the Company's disclosure controls and procedures and internal control over financial reporting remain ineffective. Mr. Choi believes that these persistent deficiencies in the Company's disclosure controls and procedures and internal control over financial reporting have contributed to the stagnation of stockholder value.

Accordingly, for these and other reasons, Mr. Choi believes strongly that the Company needs a whole new Board that will exercise good, independent judgment to guide the Company and new executive officers who have experience in this industry.

During the Dissenters' contest for control, Mr. Choi discussed a possible appointment to the Company's Board of Directors in exchange for his agreement to vote his shares in favor of the Dissenters. No agreement with the Dissenters was reached and Mr. Choi did not vote for the Dissenters. In the period following the 2011 Annual Meeting to the present, Mr. Choi became convinced that the Dissenters' management did not result in positive changes in the Company. From past experience as a Cryo-Cell Board member with minority representation, Mr. Choi believes that majority representation on the Board is necessary in order to make changes to the Company's policies and operations. He reached the conclusion that, in order to effect substantive change and protect the significant investment he had in the Company's stock, he would have to assemble a qualified, independent Board that includes members with relevant industry and public company experience. He believes a change in management is necessary to enhance stockholder value for all stockholders of the Company and to ensure that the Company is being run in the best interests of all stockholders. While Mr. Choi believes that all of his Nominees will exercise their own independent judgment as directors, the practical impact of the election of all of Mr. Choi's Nominees is that the newly elected Board may agree with Mr. Choi on many key issues regarding the direction of the Company, which may provide Mr. Choi with a controlling influence over the direction of the Company that exceeds his minority percentage ownership of the Company. Nevertheless, Mr. Choi believes that, as the single largest stockholder of the Company, his interests are squarely aligned with all stockholders. He believes that an election contest is the only means for seeking to improve the overall quality of the Board through the nomination of director candidates who, he believes, possess extensive industry experience, expertise in managing operations and public company governance and who are truly independent of the Company's management.

CRYO-CELL INTERNATIONAL INC (the "Company") or the MANAGEMENT'S POSITION (WHITE PROXY CARD)

Contrary to the dissident's ("Mr. Choi") position, the current Company's Board of Directors, including each of the Company's six strong, highly qualified nominees, is dedicated to maximizing and enhancing stockholder value. Each director of the Company owes a fiduciary duty to ALL stockholders and must act accordingly. Therefore, the Company believes that the stockholders as a group do not benefit from having the dissident's own hand-picked nominee on the Board. In an attempt to gain control of the Company, previously ousted Cryo-Cell Board member Ki Yong Choi and his brother-in-law are waging a proxy fight. Both were voted out by shareholders in August 2011 as a result of frustration with the Board's poor performance and a desire for a new business strategy. And now, less than 10 months later, Mr. Choi wants to return with a majority of candidates who own no stock in the company.

On June 14, 2012, we invited Mr. Choi to rejoin the Board in exchange for dropping his proxy fight to spare the company the considerable expense of a proxy contest. However, he hasn't accepted such offer to provide input on management decisions and work for the betterment of the company. This reinforces the Company's belief that bettering the company is not Mr. Choi's agenda. Though he has made a number of allegations about current leadership, Mr. Choi's only communication since being ousted 10 months ago was the announcement of his proxy bid. Surely, he would have contacted the Company earlier if he had the company's best interests at heart.

In this regard, after Mr. Choi turned down the Company's offer and open dialog, the Company now questions his intentions. Here are a few historical facts to consider when drawing such conclusions:

- In his final days as a Cryo-Cell Board member, Mr. Choi voted to approve a wire transfer of $2.5 million into a trust for the then-current Board Chairman.

- Mr. Choi also approved amending the terms of his and the other Board members' stock options in order to enrich himself, his brother-in-law and other Board members. The current Board immediately rescinded that resolution.
- On August 22, 2011, Mr. Choi submitted a 13D filing that stated his intention to amend the existing Cryo-Cell bylaws to enable any shareholder controlling at least 15% percent of the stock to remove any and all Board members without cause. Mr. Choi was well aware that his proposed change would apply only to him. Had he been successful, the net result would have enabled him to dismiss any Board members who did not support his viewpoint. This is in direct violation of Delaware law.

The Company strongly believes that the election of Mr. Choi and his director nominees would result in lost business momentum and destruction of shareholder value. Concurrently, the Board has determined that the election of the six Dissident Nominees' to be part of the Company's current Board is ill-advised and contrary to the best interests of the Company and all of its stockholders. In making this determination, the Company's Board of Directors considered, among other factors, the following:

A Plan to Regain Market Share

In September 2011, the new Board and executive team launched a thoughtful assessment of the business model and business processes. The assessment enabled them to:

- identify major issues impacting expenses, revenue and market share

- develop a plan to address those issues

- bring in experienced key executives to execute the plan

Salvaged Relationships & Revenue

In August 2011, before the current Board and management were installed, the company's largest affiliate, Cryo-Cell de Mexico, terminated its contract with Cryo-Cell International due to a breach on Cryo-Cell's part.

- Neither Mr. Choi nor any of the other then-board members shared this information with shareholders despite the ongoing proxy contest at that time.
- The termination meant the loss of $4.8 million in future royalty payments that would have been paid over the ensuing six-year period.
- Instead of embroiling the company in a protracted and expensive litigation in Mexican court with little likelihood of success, we negotiated a settlement that resulted in Cryo-Cell de Mexico agreeing to pay almost $1,900,000 in royalty payments over a three-year period.

Reduced Unnecessary Costs

To provide seed-stage financing, the company sold perpetual revenue sharing agreements (RSAs) in its stored specimens to investors in the 1990s. The RSAs burden the company with growing payments to investors. Efforts should have been made years ago to retire them. To stem the financial drain caused by the RSAs, we repurchased several on favorable terms.

Successful Pricing Strategy Shift

Under the prior Board's direction, Cryo-Cell positioned itself in the market as a low-cost provider of cord blood services. It continually ran "Blue Light Specials."

- A revised pricing strategy emphasizing Cryo-Cell's exceptional product quality has been implemented.

New Products Bring New Revenue

Under our leadership, Cryo-Cell's cord tissue service has officially launched with satisfying results. Approximately 20% of new enrollees purchase our cord tissue service together with cord blood and that percentage is rising.

Using Marketing Dollars Effectively

The website was the primary means by which expectant parents evaluated Cryo-Cell.

- Approximately $1,000,000 was being spent annually on Google advertisements to drive traffic to the disjointed website that confused consumers more than it informed.

- We immediately redirected the internet marketing dollars to the outside sales force until a more visually appealing and user-friendly site could be launched.

- A new site was launched in April 2012 with the help of an outside firm. It is a first step in a longer-term plan to make the site perform better in organic searches for cord blood services.

Correcting a Board Blunder

In 2009, Mr. Choi and his fellow Board members approved expenditures in excess of $1,000,000 for an SAP customer relationship management software system that was incongruous with Cryo-Cell's business model.

- This software was never able to be fully implemented and continues to impede the ability of the company to function efficiently and grow.

- We are midway through deployment of Salesforce.com, a more suitable, cost-effective, cloud-based system that has the ability to help Cryo-Cell achieve its growth objectives.

New Feet on the Street

The company's previous marketing efforts suffered from continual management turnover and constant strategy changes.

- No outside sales force was in place to talk with obstetricians and gynecologists about the benefits of storing cord blood with Cryo-Cell.

- We built out a national sales force to cultivate relationships with physicians and distribute revamped marketing materials.

- Educational events for doctors are yielding referrals to Cryo-Cell for cord blood and cord tissue.

Transformation at Twice the Speed

In order to quickly implement the many changes needed to help Cryo-Cell regain market share, the Co-CEO model was adopted.
Mark and David Portnoy and their executive team devote full-time attention to:
• rebuilding Cryo-Cell's business
• creating new streams of revenue
• cutting expenses

As such, the Company believes that the lack of an effective management team was the root cause of Cryo-Cell losing its leadership position in the marketplace. A company of Cryo-Cell's size, moving at a rapid speed requires more than one senior executive overseeing day-to-day operations and implementing long-term strategies.

New Team Attracts Top Talent

A number of key executives joined the company to streamline business processes, maintain the quality of its stored specimens, strengthen brand awareness and advance leadership position in the marketplace. The Company is pleased to introduce a new slate of the members of the Board of Directors.

David I. Portnoy*, age 49, Chairman and Co-Chief Executive Officer*. Mr. Portnoy has served as Chairman of the Board and Co-Chief Executive Officer of the Company since August 2011. Prior to this appointment, since 1988, Mr. Portnoy has served as President of Focus Financial Corp., a private investment banking and venture capital firm. Additionally, since 2002 Mr. Portnoy has served as Chairman of the Board of Directors of Partner-Community, Inc., which provides software and hardware integration solutions to telecommunication companies and which was awarded the Verizon 2010 Supplier Recognition Award for Outstanding Performance. Mr. Portnoy graduated Magna Cum Laude in 1984 from The Wharton School of Finance at the University of Pennsylvania where he earned a Bachelor of Science Degree in Economics with a joint major in finance and accounting. David I. Portnoy is the brother of Mark L. Portnoy, a director and Co-Chief Executive Officer of the Company. The Company believes that Mr. Portnoy's knowledge of the Company having served as its Co-Chief Executive Officer assists the Board with its oversight of the strategic plan of the Company. Additionally, they believe that Mr. Portnoy's financial and business experiences provide the Board with general business acumen.

Mark L. Portnoy*, age 48, Co-Chief Executive Officer*. Mr. Portnoy has served as a director and Co-Chief Executive Officer since August 2011. Additionally, since 2002 and 2007, Mr. Portnoy has served on the boards of directors of Partner-Community, Inc. and uTIPu Inc., a private Internet-based business, respectively. Mr. Portnoy has been engaged in managing his personal investments since April 1997. From January 1995 to April 1997, Mark Portnoy was employed at Strome, Susskind Investments as its Chief Fixed Income Trader. From March 1986 until November 1991, Mr. Portnoy was employed at Donaldson, Lufkin & Jenrette Securities Corp. as a Fixed Income Arbitrage Trader, with a trading portfolio ranging in size from $1 billion to $7 billion. In addition to the finance experience, Mr. Portnoy's experience includes negotiating contracts for National Basketball Association (NBA) players totaling approximately $30 million. Mr. Portnoy graduated Phi Beta Kappa from the University of North Carolina at Chapel Hill with a degree in Economics in December 1985. Mark L. Portnoy is the brother of David I. Portnoy, Chairman of the Board and Co-Chief Executive Officer of the Company. The Company believes that Mr. Portnoy's knowledge of the Company having served as its Co-Chief Executive Officer assists the Board with its oversight of the strategic plan of the Company. Additionally, they believe that Mr. Portnoy's financial and business experiences provide the Board with general business acumen.

Jonathan H. Wheeler M.D.*, age 53.* Dr. Wheeler has served as a director since August 2011. Dr. Wheeler is a licensed physician specializing in the fields of obstetrics and gynecology. He has practiced in these fields in Newport Beach, California since 1992. Dr. Wheeler received his B.A. in Biology from the State University of New York (SUNY) at Buffalo. He completed his medical degree at Cornell University Medical College in 1986. His Obstetrics and Gynecology training was received at UCLA Medical Center in a combined internship and residency program. There, he received honorary awards for his work in advanced laparoscopy and completed research in innovative surgical techniques. Dr. Wheeler is Board certified in Obstetrics and Gynecology. He is a member of the

American College of Obstetrics and Gynecology, the American Association of Gynecologic Laparoscopists, the Orange County Obstetrics and Gynecology Society and is a Diplomat of the American Board of Obstetrics and Gynecology. In the past Dr. Wheeler has served as Chairman and Vice-Chairman of the Department of Obstetrics and Gynecology at Hoag Hospital and has served on numerous committees including education, surgery and advancement of Women's Health Services. The Company believes that Dr. Wheeler's professional experience provides the Board with critical insight into the medical fields of obstetrics and gynecology. Additionally, the Company believes that through his attendance at medical conferences and seminars, as well as through his daily medical practice, Dr. Wheeler provides the Company with additional business development opportunities through his extensive industry contacts.

George Gaines*, age 57.* Mr. Gaines has served as a director since August 2011. Mr. Gaines is the founder and owner, since 2009, of Orrington Advisors, a business consulting firm headquartered in Evanston, Illinois which primarily provides consulting services to entities seeking to structure and raise capital for private equity funds. Since 2009 Mr. Gaines has also served on the Board of Directors and as Executive Vice President-Corporate Strategy of Kastan Mining PLC, a privately held company headquartered in Evanston, Illinois which has copper and blue mining operations in Tanzania. From 2003 until 2009, Mr. Gaines was a senior partner of Berchwood Partners, Evanston, Illinois, an investment banking and private equity fund placement agent. The Company believes that Mr. Gaines' business consulting experience provides the Board with general business acumen and an increased ability to effectively oversee and assess management's execution of the Company's strategic business plan.

Harold D. Berger*, age 48.* Mr. Berger has served as a director since August 2011. Mr. Berger is a certified public accountant. Prior to opening his own accounting practice in 2005, Mr. Berger was an equity partner with Habif, Arogeti & Wynne, LLP, an accounting firm based in Atlanta, Georgia. Over the past 25 years, Mr. Berger also has served on boards for a variety of charitable organizations. Mr. Berger currently serves as Treasurer and Executive Committee Member of the Holly Lane Foundation (f/k/a The Gatchell Home, Inc.), as Director and Finance committee member of the Jewish Educational Loan Fund, Inc., and as Director and financial adviser to The Atlanta Group Home Foundation, Inc. Mr. Berger graduated in December 1987 from the University of Texas at Austin with a Master's Degree in Professional Accounting. Mr. Berger is a member of the American Institute of Certified Public Accountants (AICPA) and the Georgia Society of Certified Public Accountants (GSCPA). The company believes that Mr. Berger's years of experience as an auditor and accountant, including expertise in financial accounting, provides the Board and the Audit Committee of the Board with valuable financial and accounting experience.

Anthony Atala, M.D.*, age 53.* Since 2004, Dr. Atala has served as Director of the Wake Forest Institute for Regenerative Medicine, and the W.H. Boyce Professor and Chair of the Department of Urology at Wake Forest University. Dr. Atala is a practicing surgeon and a globally recognized stem cell researcher in the area of regenerative medicine. His current work focuses on growing new human cells, tissues and organs. Dr. Atala works with several journals and serves in various roles, including Editor-in-Chief of Stem Cells Translational Medicine, Current Stem Cell Research and Therapy, and Therapeutic Advances in Urology; as Associate Editor of Tissue Engineering and Regenerative Medicine, The Journal of Rejuvenation Research, Gene Therapy and Regulation, and Current Reviews in Urology; as Executive Board Member or Section Editor of the journal Tissue Engineering and International Journal of Artificial Organs, and as Editorial Board member of the International Journal of Stem Cells, Stem Cell Review Letters, Expert Opinion on Biological Therapy, Biomedical Materials, the Journal of the American College of Surgeons, the Journal of Urology, BioMed Central-Urology, Urology, and Current Opinion in Urology. Dr. Atala currently serves as a Trustee to Allegacy Federal Credit Union, and a Board of Directors member of Plureon, Inc. Dr. Atala served as a Board of Director member of Tengion Corporation from 2004 to 2006. Dr. Atala received a BA degree from the University of Miami, and an MD degree from the University of Louisville. He completed his surgical internship and urology residency at the University of Louisville, and a pediatric urology surgery fellowship at Children's Hospital and Harvard Medical School. Dr. Atala has led or served several national professional and government committees, including the National Institutes of Health working group on Cells and Developmental Biology, and the National Institutes of Health Bioengineering Consortium. He is currently an NIH "Quantum Grant" awardee. The Wake Forest Institute of Regenerative medicine has a team of over 160 physicians and researchers. Ten applications of technologies developed in Dr. Atala's laboratory have been used clinically. He is the editor of 12 books, including Methods of Tissue Engineering, Principles of Regenerative Medicine, and Minimally Invasive Urology, and has published more than 300 journal articles and has applied for or received over 200 national and international patents. The Company believes that Dr. Atala's professional experience in the field of Regenerative Medicine provides the Board with critical industry knowledge relating to the Company's core

offerings and provides assistance to the Board with respect to scientific questions which may arise and relate to the operation of the Company.

Analysis and Evaluation:

We believe that support for the dissidents' ballot is merited and that voting the dissidents' ballot (GOLD PROXY CARD) is in the best interest of the Company and its shareholders. In arriving at that conclusion, we have considered the following factors:

1. Our concern with the Company's financial performance and with its current and proposed compensation, particularly in light of that financial performance, as most strikingly demonstrated by a) the Company's having incurred what we view as unnecessary expenses in paying compensation to two CEO's, instead of one and b) the absence of sufficient performance metrics in the Company's proposed 2012 Equity Incentive Plan.

2. Our belief that election of one of the dissidents' nominees would bring needed input from a significant shareholder to the board in its deliberations on the Company's strategy and the implementation of that strategy, while not being disproportionate to the dissidents' holdings in the Company.

The dissidents' nominees appear qualified but **consistent with our recommendation that the dissidents should be given a single seat on the board we recommend that clients vote for Mr. Ki Yong Choi and withhold on Messrs Warren Hoeffler, Gary D. Weinhouse, Michael W. Cho, Michael D. Coffee amd Ajay Badlani.**

We note the presence of the key Board committees namely the Audit, Compensation, and Nominating committees comprised solely of Independent outside directors. Also, we note that during the fiscal year 2011, each director attended 75% or more of the aggregate of all meetings of the Board of Directors and each committee on which he or she served.

Biographical Information of Nominees

Name and Address of Nominee	Age	Director Since
Ki Yong Choi c/o Cathedral Hill Associates, Inc. 14299 Firestone Boulevard La Mirada, California 90638	50	From March 2008 through August 2011
Gary Weinhouse, Esq. 6059 Bristol Parkway, #100 Culver City, California 90230	44	N/A
Michael W. Cho, Ph.D. c/o Iowa State University, College of Veterinary Medicine Department of Biomedical Sciences 1600 South 16th Street Ames, Iowa 50011	46	From March 2010 through August 2011
Warren Hoeffler, Ph.D. c/o Xgene Corporation 480 Gate 5 Road Sausalito, California 94965	56	N/A
Michael D. Coffee 100 Via Los Altos	66	N/A

Tiburon, California 94920		
Ajay Badlani 9024 Symmes Hill Court Loveland, Ohio 45140	46	N/A

The principal occupations and employment of each Nominee during the past five years are set forth below:

Ki Yong Choi served as a director of the Company from March 2008 to August 25, 2011, the date the Dissenters took control. Mr. Choi was not a nominee for reelection at the Company's annual meeting of stockholders held on August 25, 2011, which is the reason that his term as a director ended on that date. Mr. Choi is an entrepreneur and an investor with a keen interest in biomedical sciences. He has been an owner, manager and operator of diverse businesses, including hotels (1992 to present), a television production company (1994 to 1999) and a transportation/tour company (1994 to 1997). Mr. Choi currently serves as President of Cathedral Hill Associates, Inc., a company he founded in 1992, which owns and operates full service hotels in the metropolitan areas of Seattle, Los Angeles and Dallas. Cathedral Hill Associates, Inc. is located at 14299 Firestone Boulevard, La Mirada, California. Mr. Choi believes that, as a business owner and as an investor, he has a clear understanding of business planning and operations and extensive experience in business management and business development. Mr. Choi also believes that he brings to the Board a broad spectrum of business know-how and strategic planning experience. As the single biggest stockholder of the Company, his primary objective is to ensure that the Company realizes its maximal potential and brings the greatest possible value to all of its stockholders.

Gary D. Weinhouse, Esq. has over a decade of experience with health care organizations. Since June 2010 Mr. Weinhouse has served as President of Autism Spectrum Therapies (AST), a private, for profit company which offers a wide range of programs for individuals with autism. AST has over 600 employees, 9 offices and multi-state operations. AST is located at 6059 Bristol Parkway, #100 Culver City, California. In February 2001 Mr. Weinhouse co-founded and is currently the Managing Director of W Capital Partners, LLC, a boutique consulting company focusing on interim senior management, operations improvement, turnarounds and restructurings. During 2009 and 2010, Mr. Weinhouse served as Chief Executive Officer of Liens, LLC, a private health care services firm. From August 2004 through September 2008, Mr. Weinhouse served as Chief Executive Officer of California Cryobank, Inc., one of the largest reproductive tissue banks in the world, and Family Cord, an umbilical cord blood processing and storage company. He has also served as interim Chief Operating Officer/Chief Financial Officer/Executive Vice President, Legal Affairs for Al & Ed's Autosound, as Chief Operating Officer/Chief Financial Officer and Secretary of eteamz.com, and as Director of Operations and in house Counsel for Myo Diagnostics, Inc. (MPR Health Systems). Mr. Weinhouse graduated with high honors, Phi Beta Kappa and Magna Cum Laude, from the University of California, Los Angeles (College Honors Graduate) with a Bachelor of Arts degree in political science. He holds a Master of Business Administration (MBA) from the Anderson School of Business at UCLA, a Juris Doctorate (JD) degree from Loyola Law School, and a Financial Consulting (PFP) professional designation from UCLA. Mr. Weinhouse is a member of the California State Bar (1993), is licensed to practice in federal and California state courts, and was elected to Young Presidents' Organization (YPO), Malibu Chapter. Mr. Choi believes that Mr. Weinhouse brings to the Board a broad spectrum of business know-how and significant experience in the processing and storage of cord blood.

Michael W. Cho, Ph.D. served as a director of the Company from March 2010 until August 25, 2011, the date the Dissenters took control. Dr. Cho was not a nominee for reelection at the Company's annual meeting of stockholders held on August 25, 2011, which is the reason that his term as a director ended on that date. Dr. Cho joined Iowa State University's department of biomedical sciences in September 2009 as an associate professor and associate director of their newly established Center for Advanced Host Defenses, Immunobiotics and Translational Comparative Medicine. In April 2012, he was promoted to professor and he continues to hold the Lloyd Chair in Biomedical Sciences in the College of Veterinary Medicine. Dr. Cho earned his Ph.D. at the University of Utah in Cellular, Viral and Molecular Biology with an emphasis on molecular virology of picornaviruses. He expanded his expertise in virology during postdoctoral training at the National Institutes of Health, where he began working on characterizing structure-function of the envelope glycoprotein of human immunodeficiency virus type I (HIV-1), the virus that causes AIDS. Prior to joining Iowa State University, from 2001 to 2009, Dr. Cho was an assistant professor, and then an associate professor, in the Case Western Reserve University School of Medicine, Department of Medicine. During that same period he was also adjunct assistant professor and then adjunct associate professor with the Case Western Reserve University School of Medicine, Department of Biochemistry and from 2004 through

2009 he was an adjunct assistant professor and then an adjunct associate professor in the Department of Molecular Biology and Microbiology. From 2004 to 2009 he was Director, Molecular Virology and Gene Expression Core for the Case Western Reserve University Center for AIDS Research and from 2006 to 2009 he was Co-Director, Microbial Pathogenesis Core for the Case Western Reserve University Center for AIDS Research. From 2009 to 2011 he was Associate Director and from 2011 through the present he is the Co-Director of the Center for Advanced Host Defenses, Immunobiotics and Translational Comparative Medicine for Iowa State University. As a result of his medical background and research experience, Dr. Cho brings to the Board a broad spectrum of scientific knowledge and research and development experience in the biomedical field. Dr. Cho also brings to the Board his experience in overseeing three research programs funded by NIH with a budget of nearly $14 million.

Warren Hoeffler, Ph.D. has served as President and Chief Executive Officer of Xgene Corporation, located at 480 Gate 5 Road, Sausalito, California since he founded the company in July 1998. The company focuses on technology to assemble primary cell cultures into larger tissue and organ components, and the storage of cell assemblies using their unique cryotronic freezing method. With its technology established, Xgene seeks licensing opportunities. The company's operations were transferred to a company-sponsored laboratory at Dominican University in San Rafael California, where Dr. Hoeffler also teaches as an adjunct faculty member. Dr. Hoeffler previously joined Stanford University Medical School in the Dermatology Department in 1992 and served as assistant professor from 1995 until 1998. From 1988 to 1992 he trained as a postdoctoral fellow in the laboratory of Dr. Arthur D. Levinson at Genentech, Inc., currently a division of Hoffmann-La Roche. Dr. Hoeffler holds a Ph.D. from Washington University and an A.B. from Columbia University. He holds U.S. and European patents on technology to assemble organs from primary cell cultures, and U.S. and Japanese patents on gene expression, with other patents pending. Dr. Hoeffler brings to the Board his extensive experience in business, medicine, and biotechnology.

Michael D. Coffee is presently the Chief Business Officer for Medicinova, Inc., a publicly traded company located at 4350 La Jolla Village Dr., Suite 950, San Diego, California, a position he has held since June 2010. Medicinova, Inc. is a biopharmaceutical company that develops small molecule therapeutics for the treatment of diseases. From May 2009 to February 2010, he was Senior Vice President, Sales and Marketing, for Adamas Pharmaceuticals, Inc. From February 2005 to May 2009, Mr. Coffee was Chief Business Officer of Avigen, Inc., which was acquired by MediciNova in December 2009. Prior to joining Avigen, Mr. Coffee co-founded The Alekta Group, LLC, a consulting firm, in 2004 to provide a comprehensive range of pharmaceutical development consulting services to emerging pharmaceutical companies. From 2001 to 2004 Mr. Coffee served as President and Chief Operating Officer of Amarin Pharmaceuticals, Inc., the U.S. drug development and marketing subsidiary of Amarin Corporation PLC. Mr. Coffee also served as President and Chief Operating Officer of Elan Pharmaceuticals, North America from 1998 to 2001 and held marketing and executive management positions, including President and Chief Operating Officer, of Athena Neurosciences, Inc. between 1991 and 1998. Mr. Coffee received a B.S. degree in biology from Siena College and a Tuck Executive Program degree from Amos Tuck School of Business. Mr. Choi believes that Mr. Coffee brings to the Board excellent skills relating to managing life sciences businesses and developing businesses in the life sciences field.

Ajay Badlani has more than 20 years of overall experience with 8 years in the wealth management industry. In February 2011, Mr. Badlani became the Chief Investment Officer for a large Family office located at 6450 Sand Lake Road, Dayton, Ohio. The Family office is a single family wealth management firm. From September 2003 to December 2010, Mr. Badlani spent more than 7 years at The Citigroup Private Bank in New York where he managed the U.S. investment analytical group, which provided asset allocation and portfolio construction solutions to ultra-high net worth clients. During his tenure with Citibank, Mr. Badlani worked in all aspects of risk mitigation of multi-asset class portfolios and maintained client relationships with many of the bank's ultra-high net worth clients. In 2008 he was given the Citi Private Bank's Global Achievement award. Prior to joining Citibank, Mr. Badlani was Vice-President of the Investment Advisory Group for Diversified Investment Advisors, a subsidiary of the global insurance company, AEGON. Mr. Badlani is a Chartered Financial Analyst (CFA) and a member of the Association for Investment Management and Research. Mr. Badlani earned an MBA from the Johnson School of Management at Cornell University, a Master's of Science in Chemical Engineering from the University of California at San Diego, and a Bachelor of Engineering in Chemical Engineering from the University of Roorkee in Roorkee, India. Mr. Badlani brings to the Board extensive experience in finance and investment. Mr. Badlani also has the qualifications to become a member of the Company's Audit Committee and the attributes of an audit committee financial expert.

Key Board Committees

The Nominees would not be barred from being considered independent under applicable NASDAQ rules and the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended. Mr. Choi believes that if the Nominees are elected, there will be a sufficient number of independent directors to serve on the Board's Audit Committee, Compensation Committee and Governance Committee. He further believes that Mr. Badlani qualifies as an "audit committee financial expert" as defined by the SEC rules.

Certain Related Transactions

None.

Proposal 2 - "Ratification of Appointment of Independent Public Accountants"

NOTE THAT THE AGENDA ITEMS AND RECOMMENDATIONS PROVIDED IN THIS REPORT PERTAIN TO THE AGENDA ON THE GOLD PROXY CARD PROVIDED BY THE DISSIDENTS. WE RECOMMEND VOTING THE GOLD PROXY CARD.

Grant Thornton LLP, served as independent registered public accounting firm for the fiscal year ended November 30, 2011 and has been appointed to serve in that capacity in fiscal 2012. Mr. Choi does not object to the ratification of the appointment of Grant Thornton LLP as the Company's independent public accountants for the Company's fiscal year ending November 30, 2012. The following table presents fees for professional audit services rendered by Grant Thornton for the audit of the Company's financial statements for the fiscal years ended November 30, 2011 and November 30, 2010 and fees billed for other services rendered by Grant Thornton during these periods.

		2011	2010
Audit Fees	$	347,542$	295,086
Audit-related Fees		0	0
Tax Fees		39,680	39,680
Other		0	0
Total	$	387,222$	334,766

Audit Fees

Audit fees consisted of the aggregate fees billed by independent auditors for professional services rendered for the audit of the Company's annual financial statements set forth in the Company's Annual Report on Form 10-K for the fiscal years ended November 30, 2011 and November 30, 2010.

Tax Fees

Tax fees consisted of the aggregate fees billed by independent auditors for professional services rendered for tax compliance, tax advice and tax planning for the fiscal years ended November 30, 2011 and November 30, 2010.

Audit-related and Other Fees

The Company did not incur any audit-related or other fees by independent auditors for the fiscal years ended November 30, 2011 and November 30, 2010.

We have seen no evidence that its integrity, professionalism or independence is in question. **We recommend a vote "FOR" this Proposal.**

Proposal 3 - "Approval of the Company's 2012 Equity Incentive Plan"

NOTE THAT THE AGENDA ITEMS AND RECOMMENDATIONS PROVIDED IN THIS REPORT PERTAIN TO THE AGENDA ON THE GOLD PROXY CARD PROVIDED BY THE DISSIDENTS. WE RECOMMEND VOTING THE GOLD PROXY CARD.

The shareholders are being asked to approve the 2012 Equity Incentive Plan (the "Plan"). There were 1,500,000 shares of the Company's common stock reserved for issuance pursuant to stock options, restricted stock, stock-appreciation rights (commonly referred to as "SARs") and stock awards (i.e. performance shares and performance units) under the Plan. In May 2012, the board of directors approved an amendment to the Plan to increase the number of shares of the Company's common stock reserved for issuance under the Plan to 2,500,000 shares. As of the date of the Proxy Statement, there were 1,500,000 shares granted under the Plan. If stockholders approve the Plan, Company officers and employees will be eligible to receive incentive stock options ("ISO's") pursuant to the Plan.

The Plan will be administered by the members of our Compensation Committee (the "Committee") who are "Disinterested Board Members," as defined in the Plan. Employees and directors of the Company are eligible to receive awards under the Plan, except that non-employees may not be granted incentive stock options. The Committee may determine the type and terms and conditions of awards under the Plan, which shall be set forth in an award agreement delivered to each participant. Each award shall be subject to conditions established by the Committee that are set forth in the recipient's award agreement, and shall be subject to vesting conditions and restrictions as determined by the Committee. Awards may be granted in any combination.

Stock Options. A stock option is the right to purchase shares of common stock at a specified price for a specified period of time. Under the Plan, the exercise price may generally not be less than the fair market value of the closing price of a share of our common stock on the date of grant. The Committee will determine the fair market value of the common stock, in accordance with Code Section 422 and applicable requirements of Code Section 409A, if it cannot be determined in the manner described above. Further, the Committee may not grant a stock option with a term that is longer than 10 years.

Stock options are either "incentive" stock options or "non-qualified" stock options. Incentive stock options have certain tax advantages that are not available to non-qualified stock options, and must comply with the requirements of Code Section 422. Only officers and employees are eligible to receive incentive stock options. Outside directors may only receive non-qualified stock options under the Plan. Shares of common stock purchased upon the exercise of a stock option must be paid for at the time of exercise in cash or by such other means as the Committee may from time to time permit. The total number of shares that may be acquired upon the exercise of a stock option will be rounded down to the nearest whole share.

The Plan provides that neither the Committee nor the Board is authorized to make any adjustment or amendment that reduces or would have the effect of reducing the exercise price of a stock option previously granted.

Stock Appreciation Rights. A stock appreciation right is the right to receive a payment in cash, Company common stock, or a combination thereof, in an amount equal to the excess of the fair market value of a share of Company common stock on the date of exercise of the stock appreciation right over the fair market value of the common stock on the date of grant of the stock appreciation right. The total number of shares that may be acquired upon the exercise of a stock appreciation right will be rounded down to the nearest whole share.

The Committee may grant either tandem or stand-alone stock appreciation rights. Tandem stock appreciation rights are granted in tandem with and are exercisable on the same conditions as the related stock option that is granted simultaneously. The exercise of a tandem stock appreciation right cancels the related stock option and the exercise of the related stock option cancels the tandem stock appreciation right.

Restricted Stock. A restricted stock award is a grant of common stock, subject to vesting requirements, to a participant for no consideration or such minimum consideration as may be required by applicable law. Restricted stock awards may be granted only in whole shares of common stock and are subject to vesting conditions and other restrictions established by the Committee as set forth in the Plan or the award agreement. Prior to their vesting,

unless otherwise determined by the Committee, the recipient of a restricted stock award may exercise any voting rights with respect to common stock subject to an award and receive any dividends and distributions with respect to the common stock.

Restricted Stock Unit Awards. Restricted stock unit awards may be denominated in whole shares of common stock and are similar to restricted stock awards except that no shares of common stock are actually issued to the award recipient at the time of grant of a restricted stock unit award. Restricted stock unit awards granted under the Plan may be settled in cash, Company common stock, or a combination thereof, and are subject to vesting conditions and other restrictions set forth in the Plan or the award agreement. Participants have no voting rights with respect to any restricted stock unit awards granted under the Plan.

Dividend Equivalent Rights. A dividend equivalent right represents the right to receive cash dividends that are or would be payable with respect to shares of Company common stock underlying the equity-based award. A dividend equivalent right may be granted by the Committee in connection with the grant of any equity-based or equity-related award under the Plan with respect to the shares of Company common stock covered by the award. Dividend equivalent rights may also be granted on a free-standing basis in the sole discretion of the Committee. Free-standing dividend equivalent rights entitle the holder to receive a cash payment equal in value to the dividends paid with respect to a specified number of shares of Company common stock. Upon payment of a dividend on shares of Company common stock, the participant holding a dividend equivalent right with respect to an equity-based award shall receive an amount of cash equal to the amount of the cash dividend paid per share of stock, multiplied by the number of shares of our stock underlying the related equity award. Dividend equivalent rights will be forfeited at the same time as a related award granted under the Plan is forfeited for any reason.

Performance-Based Awards. The Committee is authorized to grant awards, the vesting of which is subject to the satisfaction of performance-based conditions. Performance-based awards include performance share awards, performance unit awards, restricted stock unit awards (if designated as performance awards) and other stock-based awards (if designated as performance awards).

Performance Share Awards. A performance share award is a grant denominated in whole shares of common stock that represents the right to receive the fair market value of a share of common stock upon satisfaction of performance-based conditions. Performance share awards may be settled in cash, shares of Company common stock, or a combination thereof. Prior to delivery of shares of our stock in settlement of a performance share award, the recipient of such award shall have no voting rights or rights to receive dividends, or any other rights with respect to shares of the Company's stock.

Performance Unit Awards. A performance unit award will be denominated in a specified dollar amount and represents the right to receive the payment of a specified dollar amount (or a percentage of a specified dollar amount) upon the satisfaction of performance based conditions. Performance unit awards may be settled in cash, shares of Company common stock, or a combination thereof. Prior to delivery of shares of common stock in settlement of a performance unit award, the recipient of such award shall have no voting rights or rights to receive dividends, or any other rights with respect to shares of common stock.

Performance Measures. The performance measures that may be used for such awards will be based on any one or more of the following performance measures, as selected by the Committee: revenue; diluted revenue per share; basic earnings per share; basic cash earnings per share; diluted earnings per share; diluted cash earnings per share; net income; cash earnings; return on average stockholders' equity; cash return on average stockholders' equity; return on average tangible stockholders' equity; cash return on average tangible stockholders' equity; core earnings; operating income; cash flow; strategic business objectives consisting of one or more objectives based upon meeting specified cost targets, business expansion goals, and goals relating to capital raising and capital management; stock price (including, but not limited to, growth measures and total shareholder return); sales force roll out; information technology implementation; quarterly revenue growth and earnings; or any combination of the foregoing. The Committee may adjust performance measures in certain circumstances, provided, however, no adjustment may be made with respect to an award that is intended to be performance-based compensation within the meaning of Code Section 162(m), except to the extent the Committee exercises negative discretion as permitted under Code Section 162(m). In establishing the performance measures, the Committee may provide for the inclusion or exclusion of certain items.

Vesting of Awards. If the vesting of an award under the Plan is conditioned on the completion of a specified period of service without the achievement of performance measures or objectives, then the required period of service for full vesting shall be determined by the Committee and evidenced in an award agreement; subject to acceleration of vesting in the event of death, disability, retirement or involuntary termination of employment or service following a change in control, as determined by the Committee.

Subject to permitted adjustments for certain corporate transactions, the Plan authorizes the issuance to participants of up to 2,500,000 shares of common stock pursuant to grants of restricted stock awards, performance shares, restricted stock units, stock appreciation rights, incentive stock options and non-qualified stock options. All of the shares may be delivered pursuant to the exercise of stock options, all of which may be granted as incentive stock options. The maximum number of shares of stock that may be issued as restricted stock awards or as other awards settled in stock is 450,000 shares. The maximum number of stock options or stock appreciation rights that may be granted to any one participant in any calendar year is 700,000 shares. The maximum number of restricted stock awards or restricted stock unit awards that may be granted to any one participant in any one calendar year is 225,000. The maximum dollar amount payable to any one participant pursuant to cash settled stock appreciation rights granted in any calendar year is $200,000. The maximum performance unit awards or performance share awards that any one participant may receive in any one calendar year is 225,00 shares if payable in stock or the equal value of 225,000 shares if payable in cash, determined as of the earlier of the vesting or payout date. The Plan may be funded with authorized but unissued shares or with shares repurchased in open market transactions.

The Plan is being submitted to stockholders for approval at the 2012 annual meeting. The Plan will remain in effect as long as any awards under it are outstanding; however, no awards may be granted under the Plan on or after the 10 -year anniversary of the effective date of the Plan, which is December 1, 2011. At any time, the Board of Directors may terminate the Plan. However, any termination of the Plan will not affect outstanding awards.

As of the record date, there were 11,180,458 shares of common stock outstanding. Mr. Choi believes that until the Company's performance is improved, no awards should be made from the 2012 Equity Incentive Plan, especially not to members of the Current Board and current management. Mr. Choi believes that if the 2012 Equity Incentive Plan fails to be approved by the stockholders at the Annual Meeting, the future issuance of awards under such plan to members of the Current Board and current management will be much less likely. Egan-Jones is concerned about the absence of sufficient specificity as to performance metrics ("performance measures") in the Plan. Accordingly, we believe that the proposed Plan is not in the best interests of the Company and its shareholders. **We recommend a vote "AGAINST" this Proposal.**